BLACKSTONE ALTERNATIVE ALPHA FUND

345 Park Avenue

28th Floor

New York, New York 10154

February 21, 2012

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Mr. Larry L. Greene

Re:	Blackstone Alternative Alpha Fund (the “Fund”)
Registration Statement on Form N-2 (File Nos. 811-22634 and 333-178146)

Dear Mr. Greene:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests that the effectiveness of the above-referenced registration statement on Form N-2 (the “Registration Statement”) be accelerated to 5:00 p.m. on Tuesday, February 21, 2012, or as soon thereafter as practicable.

The Fund acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Adam M. Schlichtmann of Ropes & Gray LLP at (617) 951-7114 as soon as the Registration Statement has been declared effective.

Very truly yours,

BLACKSTONE ALTERNATIVE ALPHA FUND

By: Name: Title:	/s/ Brian F. Gavin Brian F. Gavin President

BLACKSTONE ADVISORY PARTNERS L.P.

By: Name: Title:	/s/ Joshua B. Rovine Joshua B. Rovine Chief Compliance Officer